UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                    Stewart Information Services Corporation
               ---------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
               --------------------------------------------------
                         (Title of Class of Securities)


                                    860372101
                -------------------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 7 pages

CUSIP NO.  860372101

1)   Name of Reporting Person
      S.S. or I.R.S. Identification No. of Above Person

      Markel Corporation
      54-0292420

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a) . . . . . . . . . . . . . . . . . . . . . . . . . . . .
      (b) . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3)   SEC Use Only . . . . . . . . . . . . . . . . . . . .

4)   Citizenship or Place of Organization         Virginia Corporation

Number of Shares                  (5)  Sole Voting Power                     -0-
Beneficially Owned
by Each Reporting                 (6)  Shared Voting Power               254,350
Person With
                                  (7)  Sole Dispositive Power                -0-

                                  (8)  Shared Dispositive Power          254,350

9)   Aggregate Amount Beneficially Owned by Each Reporting Person        254,350

10) Check Box if the Aggregate Amount in Row (9) Excludes Certain
       Shares  (See Instructions) . . . . . . . . . . . . .

11) Percent of Class Represented by Amount in Row 9        4.4%

12) Type of Reporting Person  (See Instructions)        HC,  CO















                                Page 2 of 7 pages

CUSIP NO.  860372101                        13G                Page 3 of 7 Pages





Item 1 (a).       Name of Issuer:

                  Stewart Information Services Corporation

Item 1 (b).       Address of Issuer's Principal Executive Offices:

                  2200 West Loop South
                  Houston, Texas   77027

Item 2 (a).       Name of Person Filing:

                  Markel Corporation

Item 2 (b).       Address or Principal Business Office or, if none, Residence:

                  4551 Cox Road
                  Glen Allen, Virginia   23060

Item 2 (c).       Citizenship:

                  Not applicable

Item 2 (d).       Title of Class of Securities:

                  Common Stock

Item 2 (e).       CUSIP Number:

                  860372101

Item 3. This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Markel Corporation, is a parent holding company in accordance with Rule 13-1(b) (ii) (G). (Note: See
                  Item 7).

Item 4.                    Ownership

                  (a)      Amount Beneficially Owned:   254,350

                  (b)      Percent of Class:    4.4%

CUSIP NO. 860372101                         13G                Page 4 of 7 Pages




                  (c)      Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:   0

                           (ii)  shared power to vote or to direct the
                                 vote:  254,350

                           (iii) sole power to dispose or to direct the
                                 disposition of:   0

                           (iv) shared power to dispose or to direct the
                                disposition of:  254,350

Item 5.                    Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person.

                  Evanston Insurance Company and Markel Insurance Company (each subsidiaries of Markel Corporation) have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Stewart Information Services Corporation.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  See attached Exhibit(s) A and B.

Item 8.           Identification and Classification of Members of the Group.

                  Not applicable, see attached Exhibit A.

Item 9.                    Notice of Dissolution of Group.

                  Not applicable.

Item 10.          Certification.

                  By signing below I certify that to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

CUSIP NO. 860372101                         13G                Page 5 of 7 Pages





                  SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                           Date:            February 6, 1996


                           Signature:       /s/  Alan I. Kirshner


                           Title:           Chairman

CUSIP NO. 860372101                         13G                Page 6 of 7 Pages




                                                                       EXHIBIT A


                                  SCHEDULE 13G



Markel Corporation, through its control of its wholly owned subsidiaries, Evanston Insurance Company and Markel Insurance Company, has the shared power to direct the voting and disposition of shares of Common Stock of Stewart Information Services Corporation held by those entities. This power is shared with Markel's advisors, Hamblin Watsa Investment Counsel Ltd.

CUSIP NO. 860372101                         13G                Page 7 of 7 Pages



                                                                       EXHIBIT B



                             RULE 13d-1(f) AGREEMENT


The undersigned persons on this 6th day of February, 1996, agree and consent to the joint filing on their behalf of this Amendment No. 2 to Schedule 13G in connection with their beneficial ownership of the Common Stock of Stewart Information Services Corporation.



                                    MARKEL CORPORATION

                                    By:     /s/  Alan I. Kirshner
                                    Title:  Chairman



                                    EVANSTON INSURANCE COMPANY

                                    By:     /s/  Anthony F. Markel
                                    Title:  Chairman and Chief Executive Officer



                                    MARKEL INSURANCE COMPANY

                                    By:     /s/  Alan I. Kirshner
                                    Title:  Chairman